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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kirby Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

497266106

(Cusip Number)

C. Berdon Lawrence
P.O. Box 1343
Houston, Texas 77251-1343
(713) 435-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497266106

1.	Name of Reporting Person: Charles Berdon Lawrence		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 3,155,428(1)

		8.	Shared Voting Power: Common Stock 0

		9.	Sole Dispositive Power: Common Stock 3,157,884

		10.	Shared Dispositive Power: Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 4,155,866(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 17.3%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)	Excludes 2,456 shares held under the Issuer's 401(k) plan, with respect to which Charles Berdon Lawrence does not have voting power.
(2)	Includes 90,000 shares that Charles Berdon Lawrence has the right to acquire under currently exercisable stock options.
(3)	Based on a total of 24,065,789 outstanding shares of Common Stock of the issuer, as disclosed in the Issuer's Proxy Statement for the 2003 annual meeting of stockholders, filed on March 6, 2003.

CUSIP No. 49766106

1.	Name of Reporting Person: Robert B. Egan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 228,066

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 228,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 228,066

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 0.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 497266106

1.	Name of Reporting Person: Eddy J. Rodgers, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 907,982

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 907,982

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 907,982

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 3.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 497266106

1.	Name of Reporting Person: Elizabeth Rolanette Lawrence		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 679,916

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 679,916

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 679,916

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 2.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 497266106

1.	Name of Reporting Person: Charles Berdon Lawrence GST Trust I		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 0

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 223,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 0.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 497266106

1.	Name of Reporting Person: Charles Berdon Lawrence GST Trust II		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 0

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 223,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 0.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 497266106

1.	Name of Reporting Person: Charles Berdon Lawrence GST Trust III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 0

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 223,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 0.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 497266106

1.	Name of Reporting Person: Charles Berdon Lawrence GST Trust IV		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 0

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 223,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 0.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 497266106

1.	Name of Reporting Person: Charles Berdon Lawrence, Jr. 1999 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 0

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 4,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 497266106

1.	Name of Reporting Person: Mark Collins Lawrence 1999 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 0

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 4,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 497266106

1.	Name of Reporting Person: Patricia New Goeringer 1999 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Common Stock 0

		8.	Shared Voting Power: Common Stock 0

		9.	Sole Dispositive Power: Common Stock 0

		10.	Shared Dispositive Power: Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock 4,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock 0.0%

14.	Type of Reporting Person (See Instructions): OO

Item 1.	Security and Issuer
This Statement on Schedule 13D/A amends and supplements the Schedule 13D and Schedule 13D/A filed with the Securities and Exchange Commission by the Reporting Persons on October 22, 1999 and March 10, 2003, respectively. This Amendment No. 2 on Schedule 13D/A relates to the common stock, par value $0.10 per share (the “Common Stock”), of Kirby Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 Waugh Dr., Suite 1000, Houston, Texas 77007.

Unless otherwise noted, all defined terms have the meanings set forth in the Schedule 13D/A filed on March 10, 2003. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D and 13D/A shall remain unchanged.

Item 2.	Identity and Background
No change.

Item 3.	Source and Amount of Funds or Other Consideration
The last sentence of Item 3 is deleted and replaced with the following: Options with respect to 90,000 shares of Common Stock are currently exercisable.

Item 4.	Purpose of Transaction
The last paragraph of Item 4 is deleted and replaced with the following:

On February 6, 2003, C. Lawrence established a stock sales plan (“Sales Plan”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which he instructed his broker, Merrill Lynch, to sell up to 600,000 shares of Common Stock (or approximately 2.5% of the shares of Common Stock then issued and outstanding). The Sales Plan is designed to allow such a sale over a six-month period. Between March 21, 2003 and April 16, 2003, 343,000 shares of Common Stock were sold under the Sales Plan. C. Lawrence may sell additional shares of Common Stock and establish additional stock sales plans from time to time in the future in connection with this goal of diversifying his investments.

Item 5.	Interest in Securities of the Issuer
The first paragraph of Item 5(a) is hereby amended in its entirety to read as follows:

(a) As of April 24, 2003, the Reporting Persons beneficially owned an aggregate of 4,155,866 shares of Common Stock, constituting approximately 17.3% of the issued and outstanding shares of Common Stock of the Issuer (including the shares issued to, and underlying options held by, the Reporting Persons thereunder). The number of shares previously reported to be beneficially owned by C. Lawrence was mistakenly overstated by 50 shares. The number and percentage of shares beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13D/A are:

Reporting Person	Shares

C. Lawrence	4,155,866*
Egan	228,066
Rogers	907,982
E. Lawrence	679,916
Trust I	223,782
Trust II	223,782
Trust III	223,782
Trust IV	223,782
CBL 1999 Trust	4,285
MCL 1999 Trust	4,285
PNG 1999 Trust	4,284

* Includes 90,000 shares which C. Lawrence has the right to acquire under currently exercisable stock options.

The first paragraph of Item 5(b) is hereby amended to read in its entirety as follows:

(b) C. Lawrence has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 3,155,428 shares held directly by him. The number of such shares previously reported was mistakenly overstated by 50 shares. C. Lawrence does not have the power to vote or to direct the vote, but does have the power to dispose or direct the disposition, of the 2,456 shares held in his account under the Issuer's 401(k) Plan.

Item 5(c) is hereby amended to read in its entirety as follows:

(c) As described in Item 4, above, C. Lawrence has established a Sales Plan in accordance with Rule 10b5-1 which provides for the sale of up to 600,000 shares of Common Stock. Between March 21, 2003 and April 16, 2003, 343,000 shares of Common Stock were sold pursuant to the Sales Plan at an average price per share of $25.05.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.

Item 7.	Material to Be Filed as Exhibits
No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2003

/s/ Charles Berdon Lawrence
Charles Berdon Lawrence

CHARLES BERDON LAWRENCE GST TRUST I

/s/ Elizabeth Rolanette Lawrence, Co-Trustee
Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee
Eddy J. Rogers, Jr., Co-Trustee

CHARLES BERDON LAWRENCE GST TRUST II

/s/ Elizabeth Rolanette Lawrence, Co-Trustee
Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee
Eddy J. Rogers, Jr., Co-Trustee

CHARLES BERDON LAWRENCE GST TRUST III

/s/ Elizabeth Rolanette Lawrence, Co-Trustee
Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee
Eddy J. Rogers, Jr., Co-Trustee

CHARLES BERDON LAWRENCE, JR. 1999 TRUST

/s/ Elizabeth Rolanette Lawrence, Co-Trustee
Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee
Eddy J. Rogers, Jr., Co-Trustee

MARK COLLIN LAWRENCE 1999 TRUST

/s/ Elizabeth Rolanette Lawrence, Co-Trustee
Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee
Eddy J. Rogers, Jr., Co-Trustee

CHARLES BERDON LAWRENCE GST TRUST IV

/s/ Robert B. Egan, Co-Trustee
Robert B. Egan, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee
Eddy J. Rogers, Jr., Co-Trustee

PATRICIA NEW GOERINGER 1999 TRUST

/s/ Robert B. Egan, Co-Trustee
Robert B. Egan, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee
Eddy J. Rogers, Jr., Co-Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)